

May 30, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: PGIM Rock ETF Trust
        Issuer CIK: 0001992104
        Issuer File Number: 333-274664 / 811-23901
        Form Type: 8-A12B
        Filing Date: May 30, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the PGIM S&P 500 Max Buffer ETF - June under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications